UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-43454

Chilwa Minerals Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Cadell Buss

Chief Executive Officer and Managing Director

Level 28, 140 St Georges Terrace

Perth, WA 6000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On October 30, 2026, Chilwa Minerals Limited filed with the Australian Securities Exchange an announcement titled ‘Nakombe Niobium-Yttrium Assays Strengthen Discovery’, which announcement is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

This report on Form 6-K (including any exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or prospectus under the Securities Act of 1933 except as may be expressly set forth by specific reference in such registration statement or prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chilwa Minerals Limited

/s/ Susan Park
Susan Park
Company Secretary

Dated: October 30, 2026

INDEX TO EXHIBITS

Item

99.1	Nakombe Niobium-Yttrium Assays Strengthen Discovery

3